EXHIBIT 99.1

Brookfield Infrastructure to Issue $700 Million of Medium-Term Notes

All amounts in Canadian dollars unless otherwise stated

NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION TO THE UNITED STATES

BROOKFIELD, NEWS, July 25, 2023 (GLOBE NEWSWIRE) -- Brookfield Infrastructure (NYSE: BIP; TSX: BIP.UN) today announced that it has agreed to sell $700 million aggregate principal amount of medium-term notes (the “Notes”), comprised of $500 million aggregate principal amount of Series 13 Notes, due July 27, 2030, which will bear interest at a rate of 5.710% per annum, payable semi-annually and $200 million aggregate principal amount of Series 14 Notes, due July 27, 2053, which will bear interest at a rate of 5.950% per annum, payable semi-annually. A subsidiary of Brookfield Infrastructure, Brookfield Infrastructure Finance ULC will be the recipient of the net proceeds and have primary responsibility for the payment of principal and interest on the Notes. The Notes will be fully and unconditionally guaranteed by Brookfield Infrastructure and certain of its key holding subsidiaries.

The Notes will be issued pursuant to a base shelf prospectus dated January 10, 2023 and a related prospectus supplement and pricing supplements to be dated July 25, 2023. The issue is expected to close on or about July 27, 2023 subject to customary closing conditions. Brookfield Infrastructure intends to use the net proceeds from the sale of the Notes to refinance existing indebtedness.

The Notes are being offered through a syndicate of agents led by Scotiabank, BMO Capital Markets, RBC Capital Markets, CIBC Capital Markets, National Bank and TD Securities.

This news release shall not constitute an offer to sell or the solicitation of an offer to buy the securities in any jurisdiction, nor shall there be any offer or sale of the securities in any jurisdiction in which such offer, solicitation or sale would be unlawful. The securities being offered have not been approved or disapproved by any regulatory authority nor has any such authority passed upon the accuracy or adequacy of the short form base shelf prospectus or the prospectus supplement. The offer and sale of the securities has not been and will not be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”) or any state securities laws and may not be offered or sold in the United States or to United States persons absent registration or an applicable exemption from the registration requirements of the U.S. Securities Act and applicable state securities laws.

Brookfield Infrastructure is a leading global infrastructure company that owns and operates high-quality, long-life assets in the utilities, transport, midstream and data sectors across North and South America, Asia Pacific and Europe. We are focused on assets that generate stable cash flows and require minimal maintenance capital expenditures. Investors can access its portfolio either through Brookfield Infrastructure Partners L.P. (NYSE: BIP; TSX: BIP.UN), a Bermuda-based limited partnership, or Brookfield Infrastructure Corporation (NYSE, TSX: BIPC), a Canadian corporation.

Brookfield Infrastructure is the flagship listed infrastructure company of Brookfield Asset Management, a global alternative asset manager with over US$825 billion of assets under management.

Contact information:

Media:	Investor Relations:
Simon Maine Managing Director, Corporate Communications Tel: +44 739 890-9278 Email: simon.maine@brookfield.com	Stephen Fukuda Vice President, Corporate Development & Investor Relations Tel: +1 416 956 5129 Email: stephen.fukuda@brookfield.com

Note: This news release contains forward-looking statements and information within the meaning of applicable securities laws. The words “will”, “expected”, “intends” or derivations thereof and other expressions which are predictions of or indicate future events, trends or prospects, and which do not relate to historical matters, identify the above mentioned and other forward-looking statements. Forward-looking statements in this news release include statements regarding the terms, use of proceeds and closing of the offering. Although Brookfield Infrastructure believes that these forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on them, or any other forward-looking statements or information in this news release. The future performance and prospects of Brookfield Infrastructure are subject to a number of known and unknown risks and uncertainties. Factors that could cause actual results of Brookfield Infrastructure to differ materially from those contemplated or implied by the statements in this news release are described in the documents filed by Brookfield Infrastructure with the securities regulators in Canada and the United States including under “Risk Factors” in Brookfield Infrastructure’s most recent Annual Report on Form 20-F and other risks and factors that are described therein. Except as required by law, Brookfield Infrastructure undertakes no obligation to publicly update or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise.